82-4992



BACARDI LIMITED

03 MAY 13 AM 7:21

RECEIVED
MAY 09 2003
OFFICE OF THE SECRETARY

VIA COURIER

May 8, 2003.

Securities and Exchange Commission
Office of International Corporate Finance
Division Of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001



03050855

Attn: Margaret H. McFarland
Deputy Secretary

SUPPL

Dear Madam,

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, a letter dated May 6, 2003 that was sent by Bacardi Limited to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

In addition, please acknowledge receipt of the submission previously sent to you dated March 27, 2003.

Sincerely,

Michael Maguire

Michael Maguire

Enc.

P.O. BOX HM 720, HAMILTON HM CX, BERMUDA TEL: (441) 295-4345 FAX: (441) 292-0562



BACARDI LIMITED

RUBEN RODRIGUEZ
CHAIRMAN OF THE BOARD, PRESIDENT AND CEO

6th May, 2003


RECEIVED
MAY 09 2003
OFFICE OF THE SECRETARY

Dear Shareholder,

I am writing to advise you of the result of the shareholders' vote today at the Special General Meeting of Shareholders on the Bye-Law amendments proposed by the March 18th Proxy Statement. The proposed Bye-Law amendments were approved by the affirmative vote of more than two-thirds of all outstanding shares, as tabulated by our independent auditors, PricewaterhouseCoopers. As a consequence, the Company's amended Bye-Laws are now those attached to the Proxy Statement.

I wish to express my appreciation to you for your participation in this important process.

Sincerely,

Ruben Rodriguez
Chairman, President and CEO

65 PITT'S BAY ROAD, P.O. BOX HM 720, HAMILTON HM CX, BERMUDA
TELEPHONE: (441) 298-1021 TELEFAX: (441) 295-4731 E-MAIL: rrodriguez@bacardi.com